FINANCIAL RESULTS | RÉSULTATS FINANCIERS | FINANZERGEBNISSE	Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland https://www.novartis.com
Novartis key growth drivers and launches continue momentum in Q1, maintaining confidence in growth. Group guidance for FY 2021 confirmed.
•	Q1 net sales declined -2% (cc¹, +1% USD), due to prior year COVID-19 related forward purchasing (approximately USD 0.4 billion)
o	Pharmaceuticals BU in line with prior year (0% cc, +4% USD) with continued strong growth from Entresto (+34% cc), Zolgensma (+81% cc), and Cosentyx (+11% cc). Kesimpta sales reached USD 50 million
o	Oncology BU grew +1% (cc, +4% USD) driven by Kymriah (+55% cc), Promacta/Revolade (+13% cc), Kisqali (+19% cc) and Jakavi (+8% cc). Adakveo sales reached USD 37 million
o	Sandoz sales declined -13% (cc, -9% USD), with Retail -18% (cc) and Biopharmaceuticals growing +7% (cc)
o	COVID-19 negatively impacted demand, particularly: dermatology, ophthalmology, the breast cancer portfolio, Sandoz Retail and Anti-Infectives
•	Excluding prior year COVID-19 related forward purchasing, we estimate Q1 net sales grew +1% (cc, +4% USD), with Innovative Medicines growing +3% (cc, +7% USD)²
•
Core operating income¹ declined -8% (cc, -5% USD), mainly due to Sandoz (-35% cc). Excluding prior year COVID-19 related forward purchasing, we estimate core operating income declined -1% (cc, +2% USD), with Innovative Medicines growing +6% (cc, +9% USD)²

•	Operating income declined -14% (cc,-12% USD), mainly due to lower gross profit impacted by pricing erosion at Sandoz and manufacturing restructuring
•	Net income declined -7% (cc, -5% USD), mainly due to lower operating income
•	Free cash flow¹ of USD 1.6 billion declined, mainly due to the USD 650 million upfront payment to in-license tislelizumab from BeiGene
•	Key innovation milestones:
o	Entresto granted an expanded indication by the FDA in chronic heart failure patients (to include HFpEF)
o	177Lu-PSMA-617 Ph3 VISION study met both primary endpoints in patients with prostate cancer
o	Tislelizumab deal closed with BeiGene. Positive Ph3 results in esophageal and non-small cell lung cancer
o	Iptacopan in IgA nephropathy met its primary endpoint in Ph2b enabling Ph3 initiation
•	ESG momentum continues, maintaining top rankings with Access to Medicines Index and Sustainalytics
•	2021 group guidance³ confirmed, noting Sandoz sales expected to decline low to mid single digit
Basel, April 27, 2021 - commenting on the quarter, Vas Narasimhan, CEO of Novartis, said: “Novartis growth drivers and launches continued their strong momentum with double-digit growth for Entresto, Cosentyx, Oncology growth drivers and Zolgensma. We expect Sandoz performance to stabilize, in the near-term, after a challenging quarter. Our broad pipeline of novel medicines continued to progress, with the US approval of Entresto across the full spectrum of chronic heart failure and the positive readout for our radioligand therapy in prostate cancer. Our progress on building trust with society has been recognized by top rankings on the Access to Medicines Index and Sustainalytics. We remain confident in progressing our leading pipeline and delivering our growth outlook.”
Key figures¹
	Q1 2021	Q1 2020	% change
	USD m	USD m	USD	cc
Net sales	12 411	12 283	1	-2
Operating income	2 415	2 744	-12	-14
Net income	2 059	2 173	-5	-7
EPS (USD)	0.91	0.96	-5	-6
Free cash flow	1 597	2 021	-21
Core operating income	3 957	4 177	-5	-8
Core net income	3 413	3 549	-4	-6
Core EPS (USD)	1.52	1.56	-3	-5

1 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 36 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.  2  Growth excluding prior year COVID-19 related forward purchasing is a non-IFRS measure, an explanation for this measure can be found on page 44 of the Condensed Interim Financial Report. ³ Please see detailed guidance assumptions on page 7 including the forecast assumption that we see a continuation of the return to normal global healthcare systems including prescription dynamics by mid 2021. In addition, we assume that no Gilenya and no Sandostatin LAR generics enter in 2021 in the US.

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COVID-19 update
The COVID-19 situation continues to evolve and is taking differing courses across the multitude of geographies in which Novartis operates. We continue to take strong actions to help address the pandemic. Our primary concerns remain the health and safety of our associates and patients.
There continues to be COVID-19 related lockdowns and disruptions in several geographies negatively impacting demand, particularly: dermatology, ophthalmology, the breast cancer portfolio, Sandoz Retail and Anti-Infectives. For Sandoz, COVID-19 resulted in a historically weak cough and cold season and softened retail demand. At present, drug development operations are continuing with manageable disruptions (see the Innovation Review Section of the Condensed Interim Financial Report for further information), with our range of digital technologies allowing us to proactively manage our clinical trials portfolio and rapidly mitigate any disruptions. Our operations remain stable and cash collections continue to be according to our normal trade terms, with days sales outstanding at normal levels. Novartis remains well positioned to meet its ongoing financial obligations and has sufficient liquidity to support normal business activities.
Novartis is collaborating with Molecular Partners to develop, manufacture and commercialize two antiviral DARPin® candidates, ensovibep (MP0420) and MP0423. These are designed to target multiple different sites on the SARS-CoV-2 virus simultaneously for enhanced antiviral effects and potential use as both prophylactics and treatments. Furthermore, Novartis joined industry-wide efforts to meet global demand for COVID-19 vaccines and therapeutics. An initial agreement was signed to leverage Novartis manufacturing capacity and capabilities to support the production of the Pfizer-BioNTech vaccine (Comirnaty™), with production planned to start in the second quarter of 2021. Novartis also signed an initial agreement to manufacture the mRNA and bulk drug product for the vaccine candidate CVnCoV from CureVac, with plans to produce up to 50 million doses in 2021 and up to a further 200 million doses in 2022.
Financials
First quarter
Net sales were USD 12.4 billion (+1%, -2% cc) in the first quarter driven by volume growth of 3 percentage points, price erosion of 2 percentage points and negative impact from generic competition of 3 percentage points. Excluding prior year COVID-19 related forward purchasing, we estimate first quarter net sales grew +1% (cc, +4% USD).
Operating income was USD 2.4 billion (-12%, -14% cc) mainly due to lower gross profit impacted by pricing erosion at Sandoz, manufacturing restructuring, higher impairments, partly offset by lower legal expenses.
Net income was USD 2.1 billion (-5%, -7% cc) mainly due to lower operating income. EPS was USD 0.91 (-5%, -6% cc), declining less than net income, benefiting from lower weighted average number of shares outstanding.
Core operating income was USD 4.0 billion (-5%, -8% cc) mainly due to Sandoz (-35% cc). Core operating income margin was 31.9% of net sales, decreasing by 2.1 percentage points (-1.8 percentage points cc). Excluding prior year COVID-19 related forward purchasing, we estimate core operating income declined   -1% (cc, +2% USD).
Core net income was USD 3.4 billion (-4%, -6% cc) mainly driven by the decline in core operating income. Core EPS was USD 1.52 (-3%, -5% cc), declining less than core net income, benefiting from lower weighted average number of shares outstanding.
Cash flows from operating activities amounted to USD 2.1 billion.
Free cash flow amounted to USD 1.6 billion (-21%) compared to USD 2.0 billion in the prior year quarter. This decline was mainly due to the USD 650 million upfront payment to in-license tislelizumab from BeiGene and lower operating income adjusted for non-cash items, partly offset by favorable changes in working capital.
Innovative Medicines net sales were USD 10.1 billion (+4%, 0% cc) with volume contributing 4 percentage points. Generic competition had a negative impact of 4 percentage points. Net pricing had a negligible impact on sales growth. Pharmaceuticals BU sales were in line (0% cc) with continued strong

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growth from Entresto (+34% cc), Zolgensma (+81% cc) and Cosentyx (+11% cc). Growth was offset by declines in Established Medicines and mature Ophthalmology brands. Oncology BU sales grew 1% (cc) driven by Kymriah (+55% cc), Promacta/Revolade (+13% cc), Kisqali (+19% cc) and Jakavi (+8% cc), partly offset by generic competition, mainly for Glivec, Afinitor and Exjade. Innovative Medicines sales were affected by the negative impact of the COVID-19 pandemic (mainly in dermatology, ophthalmology and breast cancer portfolio) and prior year COVID-19 related forward purchasing. Excluding prior year COVID-19 related forward purchasing, we estimate Innovative Medicines first quarter net sales grew +3% (cc, +7% USD).
Sandoz net sales were USD 2.3 billion (-9%, -13% cc) with a negative price effect of 10 percentage points mainly due to increasing competition and prior year benefit from off-contract sales. Volume declined 3 percentage points from the impact of COVID-19 on prior year forward purchasing and softened retail demand, with a historically weak cough and cold season, partly offset by growth in Biopharmaceuticals. Excluding prior year COVID-19 related forward purchasing, we estimate first quarter net sales declined -9% (cc, -5% USD).
First quarter key growth drivers
Underpinning our financial results in the quarter is a continued focus on key growth drivers including:
Entresto	(USD 789 million, +34% cc) sustained strong growth with increased patient share across markets, driven by demand as the essential first choice therapy for heart failure patients
Zolgensma	(USD 319 million, +81% cc) had a strong quarter with growth driven by Europe and Emerging Growth Markets, as well as ongoing geographic expansion
Cosentyx	(USD 1.1 billion, +11% cc) saw continued growth across indications despite access changes in the US and COVID-19 negatively impacting new patient starts
Kymriah	(USD 151 million, +55% cc) grew strongly across all regions. Coverage continued to expand, with more than 300 qualified treatment centers in 28 countries
Promacta/Revolade	(USD 463 million, +13% cc) grew across all regions, driven by increased use in chronic immune thrombocytopenia and as first-line for severe aplastic anemia in the US
Kesimpta	(USD 50 million) driven by launch uptake and faster than expected conversion from free to paid scripts, resulting in a USD 9 million revenue adjustment relating to Q4 2020
Ilaris	(USD 256 million, +20% cc) driven by double-digit volume growth across all regions
Kisqali	(USD 195 million, +19% cc) continued to see solid growth in Europe and Emerging Growth Markets, benefiting from the ongoing impact of positive overall survival data
Jakavi	(USD 363 million, +8% cc) growth in most markets was driven by strong demand in the myelofibrosis and polycythemia vera indications
Mayzent	(USD 55 million, +80% cc) continued to grow, driven by fulfilling an important unmet need in patients with MS showing signs of progression
Adakveo	(USD 37 million, +148% cc) US launch continued to progress well, with approximately 800 accounts purchasing Adakveo to date
Xiidra	(USD 108 million, +20% cc) grew TRx share in the US during the quarter driven by an increase in demand due to brand awareness among diagnosed patients
Tafinlar + Mekinist	(USD 393 million, +4% cc) saw continued demand in adjuvant melanoma and NSCLC; growth was at a slower pace reflecting the ongoing impact of COVID-19
Xolair	(USD 335 million, +3% cc) continued growth, mainly driven by the chronic spontaneous urticaria indication
Biopharmaceuticals	(USD 511 million, +7% cc) growth was driven by sales in Europe
Emerging Growth Markets*	Overall, sales grew 3% (cc), with strong growth in China (+11% cc) to USD 744 million *All markets except US, Canada, Western Europe, Japan, Australia and New Zealand

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Net sales of the top 20 Innovative Medicines products in 2021
	Q1 2021	% change
	USD m	USD	cc
Cosentyx	1 053	13	11
Entresto	789	39	34
Gilenya	707	-8	-11
Lucentis	545	12	4
Tasigna	515	6	3
Promacta/Revolade	463	15	13
Tafinlar + Mekinist	393	7	4
Jakavi	363	14	8
Sandostatin	358	-4	-5
Xolair	335	9	3
Zolgensma	319	88	81
Gleevec/Glivec	272	-17	-20
Galvus Group	262	-22	-24
Ilaris	256	20	20
Afinitor/Votubia	254	-14	-16
Exforge Group	254	-2	-6
Diovan Group	214	-22	-24
Kisqali	195	21	19
Exjade/Jadenu	153	-11	-16
Kymriah	151	62	55
Top 20 products total	7 851	7	4

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R&D update - key developments from the first quarter
New approvals
Entresto
The FDA approved an expanded indication in chronic heart failure patients with left ventricular ejection fraction (LVEF) below normal, based on evidence from PARAGON-HF and other trials, making Entresto the first therapy indicated for heart failure with reduced ejection fraction (HFrEF) and the majority of patients diagnosed with heart failure with preserved ejection fraction (HFpEF)

Kesimpta
Received EMA approval for the treatment of relapsing forms of multiple sclerosis (RMS). Decision was based on two Ph3 ASCLEPIOS studies that showed versus an active comparator (teriflunomide) a nearly 60% reduction of annual relapses and more than 30% relative risk reduction of 3-month confirmed disability progression. Kesimpta is the first and only high efficacy, targeted B-cell therapy that is self-administered, for patients with relapsing multiple sclerosis
Kesimpta was also approved in Japan

Cosentyx
Gained an EU label update to include data for axial manifestations of psoriatic arthritis (PsA), from the Ph3b MAXIMISE trial. MAXIMISE showed treatment with Cosentyx improved the signs and symptoms of axial manifestations of PsA as early as Week 4; response was maintained up to Week 52, with a consistently favorable safety profile. Cosentyx is the first biologic with proven efficacy in all six key manifestations of PsA, and the only biologic with fast and lasting relief of axial manifestations of PsA in a dedicated trial

Regulatory updates
Asciminib (ABL001)
Granted Breakthrough Therapy designations (BTD) by the FDA for:

• Treatment of adult patients with Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML) in chronic phase (CP), previously treated with two or more tyrosine kinase inhibitors (TKIs)
• Treatment of adult patients with Ph+ CML in CP harboring the T315I mutation

Alpelisib (BYL719)	European Commission designated alpelisib as an orphan medicinal product for treatment of PIK3CA-related overgrowth spectrum

Results from ongoing trials and other highlights
177Lu-PSMA-617
Ph3 VISION study met both primary endpoints, improving OS and radiographic progression-free survival (rPFS) in patients with PSMA-positive metastatic castration-resistant prostate cancer. Data will be presented at an upcoming congress, with regulatory submissions in the US and EU anticipated in 2021

Iptacopan (LNP023)
Ph2 study in primary IgA nephropathy met the primary endpoint with efficacy and safety results supporting continuation into Ph3. Data to be presented at an upcoming medical congress
Initial Ph2 study results as add-on therapy in paroxysmal nocturnal hemoglobinuria (PNH) were published in Lancet Haematology. Ph3 study program underway

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Canakinumab (ACZ885)
Ph3 CANOPY-2 study evaluating canakinumab, in combination with the chemotherapy agent docetaxel, did not meet its primary endpoint of overall survival in patients with advanced or metastatic non-small cell lung cancer whose cancer progressed while on or after previous treatments. The canakinumab development program continues, with two Ph3 non-small cell lung cancer clinical trials ongoing in first-line and adjuvant setting

Tislelizumab
Successfully closed the in-licensing of tislelizumab from BeiGene for development and commercialization in North America, Europe and Japan. In January, BeiGene announced positive topline results for a Ph3 trial in patients with previously treated advanced unresectable or metastatic esophageal squamous cell carcinoma. In April, data from the Ph3 RATIONALE 303 trial was presented, in patients with pre-treated locally advanced or metastatic non-small cell lung cancer. The study achieved its primary endpoint, with tislelizumab significantly prolonging overall survival in all patients, regardless of PD-L1 status

Entresto
While numerical trends consistently favored Entresto in a head to head comparison with ramipril, a current standard of care, the Ph3 PARADISE-MI study did not meet its primary composite endpoint of reducing risk of cardiovascular death and heart failure events after an acute myocardial infarction. The safety profile of Entresto was confirmed. Novartis will continue to evaluate the data. Topline results will be presented at the American College of Cardiology 70th Annual Scientific Session

Cosentyx
Ph3 study met its primary endpoint in pediatric patients with juvenile psoriatic arthritis and enthesitis-related arthritis – two subtypes of juvenile idiopathic arthritis (JIA). Cosentyx showed significantly longer time to flare (worsening of symptoms) compared to placebo.  Sustained efficacy was also demonstrated, with more patients achieving and maintaining ACR Pedi 30 and ACR Pedi 70 responses from Week 12 to Week 104 with Cosentyx compared to placebo

Zolgensma
Data presented at the 2021 Muscular Dystrophy Association and American Academy of Neurology conferences demonstrated age-appropriate development when used early (SPR1NT), real-world benefit in older children ≥6 months of age (RESTORE) and durability in children with SMA now up to six years old and more than five years post-treatment (two long-term follow-up studies)

Capital structure and net debt
Retaining a good balance between investment in the business, a strong capital structure and attractive shareholder returns remains a priority.
In Q1 2021, Novartis repurchased a total of 19.6 million shares for USD 1.8 billion on the SIX Swiss Exchange second trading line under the up-to USD 2.5 billion share buyback announced in November 2020. With these transactions, this share buyback has been completed with a total of 27.6 million shares repurchased for USD 2.5 billion. In addition, 1.4 million shares (for an equity value of USD 0.1 billion) were repurchased from associates. In the same period, 9.3 million shares (for an equity value of USD 0.2 billion) were delivered as a result of options exercised and share deliveries related to participation plans of associates. Novartis aims to offset the dilutive impact from equity based participation plans of associates over the remainder of the year. Consequently, the total number of shares outstanding decreased by 11.7 million versus December 31, 2020. These treasury share transactions resulted in an equity decrease of USD 1.7 billion and a net cash outflow of USD 1.9 billion.
In Q1 2021, Novartis repaid a EUR 1.25 billion, zero coupon bond issued in March 2017 at maturity.
As of March 31, 2021, the net debt increased to USD 31.8 billion compared to USD 24.5 billion at December 31, 2020. The increase was mainly driven by the USD 7.4 billion annual dividend payment and net cash outflow for treasury share transactions of USD 1.9 billion, partially offset by USD 1.6 billion free cash flow in Q1 2021.

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The Group has not experienced liquidity or cash flow disruptions during Q1 2021 due to the COVID-19 pandemic. We are confident that Novartis is well positioned to meet its ongoing financial obligations and has sufficient liquidity to support its normal business activities.
As of Q1 2021, the long-term credit rating for the company is A1 with Moody’s Investors Service and AA- with S&P Global Ratings.
ESG update
ESG momentum continues with increasing recognition by third party rating agencies. We retained our Sustainalytics No.1 ranking, improving our ‘risk score’ from ‘medium’ to ‘low’, as well as our Access to Medicines Index No.2 ranking. Novartis recently joined global initiatives (EV100 and RE100) bringing together businesses committed to environmental sustainability. In addition, we are proud to be recognized for the steps we have taken on diversity and inclusion by the recent Bloomberg Gender-Equality index.
2021 outlook
Barring unforeseen events

Net sales
Expected to grow low to mid single digit (cc)
From a divisional perspective, we expect net sales performance (cc) in 2021 to be as follows:
• Innovative Medicines: expected to grow mid single digit
• Sandoz: expected to decline low to mid single digit (revised from broadly in line)

Core operating income	Expected to grow mid single digit, ahead of sales (cc) • Innovative Medicines: expected to grow mid to high single digit, ahead of sales • Sandoz: expected to decline low to mid teens

Our guidance assumes that we see a return to normal global healthcare systems including prescription dynamics by mid 2021. In addition, we assume that no Gilenya and no Sandostatin LAR generics enter in 2021 in the US.

Foreign exchange impact
If late-April exchange rates prevail for the remainder of 2021, the foreign exchange impact for the year would be positive 2 to 3 percentage points on net sales and positive 3 percentage points on core operating income. The estimated impact of exchange rates on our results is provided monthly on our website.

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Key figures¹

Group	Q1 2021	Q1 2020	% change
	USD m	USD m	USD	cc
Net sales	12 411	12 283	1	-2
Operating income	2 415	2 744	-12	-14
As a % of sales	19.5	22.3
Core operating income	3 957	4 177	-5	-8
As a % of sales	31.9	34.0
Net income	2 059	2 173	-5	-7
EPS (USD)	0.91	0.96	-5	-6
Core net income	3 413	3 549	-4	-6
Core EPS (USD)	1.52	1.56	-3	-5
Cash flows from operating activities	2 130	2 528	-16
Free cash flow	1 597	2 021	-21

Innovative Medicines	Q1 2021	Q1 2020	% change
	USD m	USD m	USD	cc
Net sales	10 104	9 755	4	0
Operating income	2 242	2 755	-19	-20
As a % of sales	22.2	28.2
Core operating income	3 666	3 607	2	-1
As a % of sales	36.3	37.0

Sandoz	Q1 2021	Q1 2020	% change
	USD m	USD m	USD	cc
Net sales	2 307	2 528	-9	-13
Operating income/(loss)	312	-45	nm	nm
As a % of sales	13.5	-1.8
Core operating income	445	673	-34	-35
As a % of sales	19.3	26.6

Corporate	Q1 2021	Q1 2020	% change
	USD m	USD m	USD	cc
Operating (loss)/income	-139	34	nm	nm
Core operating loss	-154	-103	-50	-45

nm = not meaningful

1 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 36 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.
Detailed financial results accompanying this press release are included in the Condensed Interim Financial Report at the link below:
https://ml-eu.globenewswire.com/resource/download/e353a60c-1ce5-4e92-9623-04f8f512f66a/

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Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “transformative,” “on track,”  “maintaining,” “continuing,” “progressing,” “guidance,” “commitments,” “committed,” “proactively manage,” “confident,” “progress,”  “continue,” “expect,”  “continues,” “to take,” “to help,” “remain,” “remains,” “to grow,” “continues,” “to evolve,” “to meet,” “ongoing,” “allowing,” “launch,” “to develop,” “to target,” “to leverage,” “to manufacture,” “plan,” “planned,” “to produce,”  “growing,” “growth,” “to support,” “expected,” “to be,” “assume,” “assumes,” “would,”  “to progress,” “anticipate,” “to supplement,” “investigational,” “taking,” “will,” “estimate,” “estimated,” “aims,” “impact,” “submissions,” “focus,” “launches,” “innovation,” “potential,” “potentially,” “pipeline,” “priority,” “outlook,” “unforeseen,” “forecast,” “prevail,” “enter,” “to improve,” “manageable disruptions,” “to expand,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products; or regarding the impact of the COVID-19 pandemic on certain therapeutic areas including dermatology, ophthalmology, our breast cancer portfolio, some newly launched brands and the Sandoz retail and anti-infectives business, and on drug development operations; or regarding potential future, pending or announced transactions; regarding potential future sales or earnings of the Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions; or regarding the Group’s liquidity or cash flow positions and its ability to meet its ongoing financial obligations and operational needs; or regarding our collaboration with Molecular Partners to develop, manufacture and commercialize potential medicines for the prevention and treatment of COVID-19 and our joining of the industry-wide efforts to meet global demand for COVID-19 vaccines and therapeutics by leveraging our manufacturing capacity and capabilities to support the production of the Pfizer-BioNTech vaccine and to manufacture the mRNA and bulk drug product for the vaccine candidate CVnCoV from CureVac. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. In particular, our expectations could be affected by, among other things: liquidity or cash flow disruptions affecting our ability to meet our ongoing financial obligations and to support our ongoing business activities; the impact of the COVID-19 pandemic on enrollment in, initiation and completion of our clinical trials in the future, and research and development timelines; the impact of a partial or complete failure of the return to normal global healthcare systems including prescription dynamics by mid 2021; global trends toward healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; regulatory actions or delays or government regulation generally, including potential regulatory actions or delays with respect to the development of the products described in this press release; the potential that the strategic benefits, synergies or opportunities expected from the transactions described, including the in-licensing of tislelizumab from BeiGene, may not be realized or may be more difficult or take longer to realize than expected; the uncertainties in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; safety, quality, data integrity, or manufacturing issues; uncertainties involved in the development or adoption of potentially transformational technologies and business models; uncertainties regarding actual or potential legal proceedings, investigations or disputes; our performance on environmental, social and governance measures; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases such as COVID-19; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.
All product names appearing in italics are trademarks owned by or licensed to Novartis Group companies.
Comirnaty™ is a registered trademark of BioNTech SE.

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About Novartis
Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach nearly 800 million people globally and we are finding innovative ways to expand access to our latest treatments. About 110,000 people of more than 140 nationalities work at Novartis around the world. Find out more at https://www.novartis.com.

Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 8:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting https://www.novartis.com/investors/event-calendar.

Detailed financial results accompanying this press release are included in the Condensed Interim Financial Report at the link below. Additional information is provided on Novartis divisions and pipeline of selected compounds in late stage development and a copy of today's earnings call presentation can be found at https://www.novartis.com/investors/event-calendar.

Important dates
May 18, 2021	Cardiovascular update
June 8, 2021	Oncology update
June 22, 2021	Iptacopan (LNP023) update
July 21, 2021	Second quarter & half year 2021 results
October 26, 2021	Third quarter & nine months 2021 results

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